UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities and Exchange Act of 1934

LML PAYMENT SYSTEMS, INC.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

50208P 10 9
(CUSIP Number)

ESTATE OF ROBERT EMERSON MOORE c/o Mr. Howard J. Kellough, Q.C. 2800-1055 Dunsmuir Street Vancouver, BC V7X 1P4 (604) 669-4416
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box     ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No.	Not Applicable

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Estate of Robert Emerson Moore (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Estate of the Late Robert E. Moore is located in British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,703,013 shares of common stock (1)
	8	SHARED VOTING POWER
1,383,005 shares of common stock
	9	SOLE DISPOSITIVE POWER
3,703,013 shares of common stock (1)
	10	SHARED DISPOSITIVE POWER
1,383,005 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,086,018 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.25% based on 20,145,594 shares of common stock outstanding
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1) Howard John Kellough and Alvin Frank Dale are the co-executors of the Estate of Robert Emerson Moore.

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CUSIP No.	Not Applicable

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
716377 Alberta Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Alberta, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,233,332 shares of common stock
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
1,233,332 shares of common stock
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,233,332 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.12% based on 20,145,594 shares of common stock outstanding
14	TYPE OF REPORTING PERSON (See Instructions)
CO

D/JLM/703586.1

CUSIP No.	Not Applicable

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lancia Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
106,437 shares of common stock
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
106,437 shares of common stock
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
106,437 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.53% based on 20,145,594 shares of common stock outstanding
14	TYPE OF REPORTING PERSON (See Instructions)
CO

D/JLM/703586.1

CUSIP No.	Not Applicable

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Grizzly Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
43,236 shares of common stock
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
43,236 shares of common stock
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,236 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.21% based on 20,145,594 shares of common stock outstanding
14	TYPE OF REPORTING PERSON (See Instructions)
CO

D/JLM/703586.1

Item 1.	Security and Issuer

This Statement relates to common shares without par value (the "Common Shares") of LML Payment Systems, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 1680 - 1140 West Pender Street, Vancouver, BC V6E 4G1.

Item 2.	Identity and Background

(a) This Schedule 13D is filed by the Estate of Robert Emerson Moore (the “Estate”), 716377 Alberta Ltd., Lancia Investments Ltd. and Grizzly Holdings Ltd. (collectively, the “Reporting Persons”).  On March 21, 2005, the Supreme Court of British Columbia in Probate issued a Grant of Letters of Probate to Howard John Kellough and Alvin Frank Dale, as co-executors of the Estate. The Estate holds all of the issued and outstanding shares of 716377 Alberta Ltd., Lancia Investments Ltd. and Grizzly Holdings Ltd.

(b) The business address of the Estate is c/o Mr. Howard J. Kellough, Q.C., 2800-1055 Dunsmuir Street, Vancouver, BC V7X 1P4
(c) Mr Kellough, Executor, is a lawyer qualified to practice law in British Columbia, and Mr. Dale is a Chartered Accountant.
(d) Neither Mr. Kellough nor Mr. Dale has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither Mr. Kellough nor Mr. Dale has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) The Estate is being administered in the Province of British Columbia.

Item 3.	Source and Amount of Funds or Other Consideration

The Estate acquired for no consideration the shares of the Common Stock reported herein as beneficially owned by it upon the grant of letters of probate in connection with the death of Robert Emerson Moore. Howard John Kellough and Alvin Frank Dale, are the co-executors of the Estate.

Item 4.	Purpose of Transaction

The transfer of the Common Shares is made in connection with the administration of the Estate by the co-executors thereof.  The Estate has no present plan or proposal that relates to or would result in:

(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; except that, although there is no present plan or proposal to dispose of the Company Securities, the personal representative intends to sell or otherwise dispose of the Company Securities (i) as may be required to pay the expenses of administration and other liabilities of the Estate, including the Estate’s tax liabilities, (ii) as may be required of the personal representative in fulfillment of his fiduciary duties to the Estate, and (iii) as may be required to effect the distribution of the assets of the Estate to the beneficiaries of the Estate;

(b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

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(d) any change in the present board of directors of the Company or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;
(f) any other material change in the Company's business or corporate structure;
(g) changes in the Company's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

As at April 13, 2005, the Issuer had 20,145,594 shares of Common Stock issued and outstanding. The shares of Common Stock beneficially owned by the Reporting Persons comprise 25.25% of the issued and outstanding shares of Common Stock.

Each Reporting Person beneficially owns the aggregate number and percentage of Common Stock and has sole voting power, shared voting power, sole dispositive power, and shares dispositive power over the number of shares of Common Stock beneficially owned by such person as set forth below:

Name	Aggregate Number	Percentage	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Estate of Robert E. Moore	5,086,018	25.25%	3,703,013	1,383,005	3,703,013	1,383,005
716377 Alberta Ltd.*	1,233,332	6.12%	1,233,332	0	1,233,332	0
Lancia Investments Ltd.*	106,437	0.53%	106,437	0	16,437	0
Grizzly Holdings Ltd.*	43,236	0.21%	43,236	0	43,236	0

* All of the issued and outstanding shares of these Reporting Persons are held by the Estate.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits

None.

D/JLM/703586.1

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2005	/s/ Howard J. Kellough
Signature
Howard J. Kellough, Executor
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

D/JLM/703586.1